Mail Stop 4561

December 8, 2009

Gary J. Cotshott
Chairman of the Board, President and Chief Executive Officer
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, MI 48033

   Re: **TechTeam Global, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     File No. 000-16284

Dear Mr. Cotshott:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief